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EXHIBIT 23.1



  Consent of Independent Registered Public Accounting Firm



The Board of Directors
Airgas, Inc.:

We consent to the use of our report dated May 3, 2004 with respect to the consolidated balance sheets of Airgas, Inc. and subsidiaries as of March 31, 2004 and 2003, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended March 31, 2004, incorporated herein by reference. Our report refers to a change in the Company's method of accounting for goodwill and other intangible assets and derivative instruments and hedging activities effective April 1, 2001 and a change in the Company's method of accounting for variable interest entities effective December 31, 2003.


/s/KPMG LLP


Philadelphia, Pennsylvania
August 4, 2004